04030152

RECEIVED

2004 MAY 14 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 26, 2004

SUPPL

Mr. Paul Dudek
Sec Headquarters
450 Fifth Street N.W.
Washington, D.C. 20549 – USA
Office of Investor Education and Assistance

Ref: Rossi Residencial S.A.
Exemption: No 82-4638

Gentleman/Madam:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope or by fax-number (5511) 3759.0559.

Sincerely,

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Luciana Rossi Cuppoloni

dw 5/17

Encl. Notice to Investors dated April 26,2004

cc: Glorinete Laurentino
The Bank of New York

ROSSI RESIDENCIAL S/A
CNPJ nº 61.065.751/0001-80
NIRE nº 35.300.108.078

ATA DA ASSEMBLÉIA GERAL ORDINÁRIA

Data, hora e local: 26 de abril de 2004, às 15:00 (quinze) horas, na sede social situada nesta Capital na Avenida Marginal do Rio Pinheiros nº 5200 – Edifício Miami – Bloco C – Conjunto 31. **Presença**: Acionistas representando mais de dois terços do capital social com direito de voto. **Mesa Diretora**: João Rossi Cuppoloni - Presidente. Luciana Rossi Cuppoloni - Secretária. **Convocação**: Editais publicados no jornal "Diário Oficial do Estado de São Paulo", edições dos dias 03 (página 6), 06 (página 49) e 07 (página 10) de abril de 2004 e no jornal "O Estado de São Paulo", edições dos dias 05 (página B5), 06 (página B9) e 07 (página B8) de abril de 2004. **Deliberações, tomadas por unanimidade dos presentes e votantes, excluídos os impedidos por lei: 1)** Aprovação do Relatório da Administração, do Balanço Patrimonial e demais Demonstrações Financeiras, com Notas Explicativas e Parecer dos Auditores Independentes, relativos ao exercício social encerrado em 31 de dezembro de 2003, documentos esses que foram publicados no jornal "O Estado de São Paulo" (páginas B22, B23 e B24) e no jornal "Diário Oficial do Estado de São Paulo" (páginas 39, 40, 41 e 42) edições do dia 25 de março de 2003, estando presente neste momento o Sr. Ismar de Moura, representante da empresa Deloitte Touche Tohmatsu Auditores Independentes. **2)** Fixação das verbas globais e anuais de até R$ 200.000,00 (duzentos mil reais), para a remuneração dos membros do Conselho de Administração e de até R$ 800.000,00 (oitocentos mil reais),

para a remuneração dos membros da Diretoria, cabendo a cada um desses órgãos, por decisão colegiada, atribuir a cada um dos respectivos membros os valores da remuneração mensal, durante o presente exercício social. **Encerramento**: Nada mais havendo a tratar o Presidente declarou encerrados os trabalhos, suspendendo-se a reunião pelo período de tempo necessário à lavratura desta ata e reaberta a sessão, a ata foi lida e aprovada, sendo a seguir assinada pelos acionistas presentes. *aa)* João Rossi Cuppoloni – Presidente. Luciana Rossi Cuppoloni – Secretária. p/ RR Trust S/A, Maria Regina Jimenez Eichenberger. João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Luciana Rossi Cuppoloni.

A presente é cópia fiel extraída do livro próprio da sociedade.

São Paulo, 26 de abril de 2004.

Marco Antonio Dini Pedroso
Diretor Financeiro